February 2, 2007

Securities and Exchange Commission
Station Place
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549-7010

Attention:   Mr. John Reynolds
                     Assistant Director
                     Ms. Cathy Baker

Re: Symmetry Holdings Inc. Amendment No. 6 to the Registration Statement on Form S-1 Filed January 12, 2007

Ladies and Gentlemen:

        On behalf of Symmetry Holdings Inc. (“Symmetry” or the “Company”), set forth below is the Company’s response to your letter of comment dated January 26, 2007 to Mr. Corrado De Gasperis, Chief Executive Officer of the Company. The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment. For your convenience, we have repeated each comment below followed by the Company’s response thereto.

General

         1.           We note that the company has added disclosure which indicates that 3,222,222 warrants will be purchase by Playford SPAC Portfolio Ltd., which is a limited partnership controlled by Mr. Playford and Mr. Playford will retain beneficial ownership of such warrants. Revise to identify the general partner(s) and the limited partner(s) of Playford SPAC Portfolio Ltd. Specifically address whether Playford SPAC Portfolio Ltd. or Gilbert Playford borrowed or will borrow funds to purchase the warrants. Advise us of the basis for your statement that Mr. Playford will retain beneficial ownership of such warrants. Supplementally

Securities and Exchange Commission
February 2, 2007

provide us with the Playford SPAC Portfolio Ltd.’s partnership agreement. We may have further comment.

        Mr. Playford is the sole limited partner in Playford SPAC Portfolio Ltd., directly owning 99.8% of the outstanding partnership interests. The remaining .2% of the outstanding partnership interests is owned by its general partner, Playford SPAC Management Corp., of which Mr. Playford is the sole beneficial and record owner. We have been advised that the Playford SPAC Portfolio Ltd. will use funds loaned to it by Mr. Playford to purchase the warrants. Mr. Playford will use his own funds (not borrowed funds) to fund the loan to Playford SPAC Portfolio Ltd. As Mr. Playford directly and indirectly owns and controls all of the outstanding partnership interests of Playford SPAC Portfolio Ltd., Mr. Playford will retain beneficial ownership of the warrants purchased and held by Playford SPAC Portfolio Ltd. The Company has revised the disclosure on pages 6, 87, 88, 92 and II-4 of Amendment No. 7, to identify the general and limited partner of Playford SPAC Portfolio Ltd. We have supplementally provided you with a copy of the Playford SPAC Portfolio Ltd. partnership agreement.

        2.           We also note your statement that “the purchase price for the warrants will be paid solely by the respective existing stockholder who will be purchasing the warrants.” Specifically address whether the Playford SPAC Portfolio Ltd. or Gilbert Playford will pay the consideration for the 3,222,222 warrants.

        As noted above in response to comment 1, Playford SPAC Portfolio Ltd. will pay the consideration for the 3,222,222 warrants out of funds loaned to it by Mr. Playford. As Playford SPAC Portfolio Ltd. is an existing stockholder of Symmetry Holdings, as disclosed on pages 6, 87 and 92 of Amendment No. 7, the Company believes that its disclosure that “the purchase price for the warrants will be paid solely by the respective existing stockholder who will be purchasing the warrants” is accurate and complete.

        Please contact the undersigned at (203) 351-8107 with any questions you may have regarding the foregoing.

Very truly yours,

/s/ Randi-Jean G. Hedin
Randi-Jean G. Hedin

Enclosures

cc:    Mr. Corrado De Gasperis
         Mr. Michael Karney, Branch Chief
         Mr. Paul Belvin, Associate Director